[Letterhead of NetEase.com, Inc.]

August 12, 2011

Ms. Mara Ransom

Ms. Angie Kim

Mr. William Thompson

Mr. James Allegretto

Mr. Adam Phippen

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          NetEase.com, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed June 22, 2011

File No. 0-30666 (the “2010 Form 20-F”)

Dear Ms. Ransom, Ms. Kim, Mr. Thompson, Mr. Allegretto and Mr. Phippen:

In your letter dated August 8, 2011, you requested that we respond to your comments regarding the 2010 Form 20-F within ten business days or tell you when we would provide a response.  As discussed, the Company is addressing the comments, and we request that the time to respond to your comments be extended by ten business days to September 2, 2011.

We appreciate your support regarding our request. Please contact me at (86 10) 8255-8233 or ochoi@corp.netease.com if you have any questions regarding the foregoing.

Sincerely,

/s/ Onward Choi

Onward Choi
Acting Chief Financial Officer
NetEase.com, Inc.

cc:  Paul W. Boltz, Esq. — Ropes & Gray LLP